Via EDGAR Submission

June 26, 2007

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 6010
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Amendment No. 2 to the Registration Statement on Form SB-2 (Registration No.
333-143263

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to and filed together with the Company’s Amendment No. 2 to the Registration Statement on Form SB-2, Registration No. 333-143263, which was filed with the SEC on May 25, 2007. This letter also responds to the comments contained in your letter dated June 15, 2007 addressed to the undersigned concerning Amendment No. 1 to our Registration Statement on Form SB-2, Registration No. 333-14363, filed June 1, 2007. For your convenience, we have listed each comment below with the associated response immediately following. Please note that where the comment letter referred to “convertible notes” we have responded in the context of convertible preferred stock.

General

1.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response

We have amended the registration statement to include this disclosure under a new caption titled “Private Placement of Series B Convertible Preferred Stock and Warrants”.

Payments to the investor and affiliates

2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the preferred securities and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response

The payments and required or possible payments to selling stockholders or any of their affiliates consist of the payment of placement agent fees, reimbursement of expenses incurred in connection with the transaction to investors and placement agents, the payment of dividends on outstanding shares of the Series B Preferred Stock and potential liquidated damages in connection with registration rights between the Company and the Series B Preferred Stock investors. We have amended the registration statement to include a summary of these arrangements under the new caption “Private Placement of Series B Convertible Preferred Stock and Warrants” and to also include a tabulation presenting disclosure of net proceeds to the Company after considering the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the Series B Convertible Preferred Stock under the sub caption “Gross Proceeds and Payments to Selling Stockholders”.

Potential profits on conversion

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred securities, presented in a table with the following information disclosed separately:

o	the market price per share of the securities underlying the convertible securities on the date of the sale of the convertible securities;

o	the conversion price per share of the underlying securities on the date of the sale of the preferred securities, calculated as follows:

-if the conversion price per share is set at a fixed price, use the price per share established in the preferred securities; and

-if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the preferred securities and determine the conversion price per share as of that date;

•	the total possible shares underlying the preferred securities;

•
the combined market price of the total number of shares underlying the preferred securities, calculated by using the market price per share on the date of the sale of the preferred securities and the total possible shares underlying the preferred securities;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the preferred securities calculated by using the conversion price on the date of the sale of the preferred securities and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the preferred securities, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the preferred securities on that date.

If there are provisions in the preferred securities that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response

The shares of Series B Preferred Stock issued to investors are convertible into shares of common stock at $1.00 per share at any time after issuance at the option of the holder. The conversion price is subject to adjustment only for stock dividends, stock splits or similar capital reorganizations. If there is an effective registration statement covering the shares of common stock underlying the Series B Preferred Stock and the volume weighted average price (“VWAP”), as described more fully in the Series B Certificate of Designations, of the Company’s common stock exceeds $2.00 for 20 consecutive trading days, then the outstanding Series B Preferred Stock will automatically convert into common stock at the conversion price then in effect.

We have amended the registration statement to include, in the new caption “Private Placement of Series B Convertible Preferred Stock and Warrants”, under the sub caption “Nominal Market Value of Securities Being Offered”, a tabulation presenting disclosure of the difference between the nominal market value of securities underlying the Series B Preferred Stock at the date of sale and the gross proceeds from the sale of the Series B Preferred Stock. We have adopted the term “nominal market value” rather than using the term “discount” since the underlying securities were not registered and therefore not freely tradeable on the date of the closing.

Total potential profit from other securities

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

o	market price per share of the underlying securities on the date of the sale of that other security;

o	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The common stock purchase warrants issued to investors and placement agents are exercisable for an aggregate of 8,400,000 shares of the Company’s common stock at an exercise price of $1.25 per share and expire in May 2012. The warrant exercise price and/or number of warrants is subject to adjustment only for stock dividends, stock splits or similar capital reorganizations so that the rights of the warrant holders after such event will be equivalent to the rights of warrant holders prior to such event. If there is an effective registration statement covering the shares underlying the warrants and the VWAP of the Company’s common stock exceeds $2.25 for 20 consecutive trading days, then on the 31st day following the end of such period any remaining warrants for which a notice of exercise was not delivered shall no longer be exercisable and shall be converted into a right to receive $.01 per share.

We have amended the registration statement to include, in the new caption “Private Placement of Series B Convertible Preferred Stock and Warrants”, under the sub caption “Nominal Market Value of Securities Being Offered”, a tabulation presenting disclosure of the difference between the nominal market value of the common stock underlying the warrants and the aggregate exercise price of the warrants at the date of sale of the Series B Preferred Stock.

Comparison of issuer proceeds to potential investor profit

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the preferred security transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment 3 and Comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response

As described in our responses to Comments 2, 3 and 4, we have amended the registration statement to include the following disclosures:

•
In the new caption “Private Placement of Series B Convertible Preferred Stock and Warrants”, under the sub caption “Gross Proceeds and Payments to Selling Stockholders”, a tabulation presenting disclosure of net proceeds to the Company after considering the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the Series B Convertible Preferred Stock; and

•
In the new caption “Private Placement of Series B Convertible Preferred Stock and Warrants”, under the sub caption “Nominal Market Value of Securities Being Offered”, a tabulation presenting disclosure of the excess of the nominal market value of securities underlying the securities being offered at the date of sale over the total purchase price of those securities.

The table summarizing total possible payments also includes a calculation of the percentage of those total payments in relation to gross proceeds. The table summarizing the excess of nominal market value of the securities being offered over the total purchase price of the securities also includes the percentage of that excess in relation to the total purchase price. The Series B Preferred Stock does not contain a fixed redemption date. Therefore, it is not possible to perform a calculation of a percentage averaged over a term.

Prior transactions between the issuer and the selling stockholders

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response

There have been no prior securities transactions between the Company and the purchasers of Series B Preferred Stock.

However, Rodman & Renshaw LLC, the primary placement agent for the private placement of Series B Preferred Stock and a “Selling Stockholder”, acted as co-placement agent in connection with our 2006 private placement and received common stock purchase warrants and a cash payment as compensation for their placement agent services. In the amended registration statement filed herewith, this disclosure is included under the sub caption “Relationships with Selling Stockholders”.

Comparison of registered shares to outstanding shares

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the preferred securities transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response

We have amended the registration statement to include a table that discloses the number of shares that the Company is requesting to be registered in connection with the private placement of Series B Preferred Stock in relation to the outstanding shares of common stock held by persons other than the directors, executive officers and holders of 5% or greater of our common stock prior to the private placement. This disclosure is located under the caption “Selling Stockholders”.

As discussed in our response to Comment 6, there have been no prior securities transactions between the Company and the purchasers of Series B Preferred Stock. Based on information provided to us by the selling stockholders, we understand that Knoll Capital Fund II Master Fund, Ltd. and Europa International, Inc. have acquired 15,000 and 308,400 shares of Novelos common stock, respectively, in open market transactions subsequent to the closing of the sale of Series B Preferred Stock. Other than the Series B Preferred Stock and warrants, the warrants issued to Rodman & Renshaw LLC (see our response to Comment 6) and the shares acquired in open market transactions by Knoll Capital Fund II Master Fund, Ltd. and Europa International, Inc., there are no outstanding shares held by the selling stockholders or their affiliates. As of the date of this letter, none of the shares of Series B Preferred Stock have been converted or sold by the selling stockholders and none of the warrants have been exercised by the selling stockholders.

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling stockholders

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-the date on which each such selling shareholder entered into that short position; and

-the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement; etc.).

Response

The Company has the full intention and a reasonable basis to believe that it has the financial ability to make all dividend payments and, if necessary, any payments for liquidated damages, to the Series B Preferred Stock investors. We have amended the registration statement to include this disclosure under the sub caption “Series B Convertible Preferred Stock - Dividends”.

Based on the information provided by the selling stockholders, none of the selling stockholders have an existing short position in the Company’s common stock. We have amended the registration statement to include this disclosure in the new caption “Private Placement of Series B Convertible Preferred Stock and Warrants”, under the sub caption “Short Positions”.

Relationships between the issuer and selling stockholders

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response

The description of the relationships and arrangements associated with the sale of the Series B Preferred Stock are described in the following locations within the registration statement:

•
The new caption “Private Placement of Series B Convertible Preferred Stock and Warrants”, contains a summary of the shares being registered and a description of the financing, the associated registration rights and the placement agent compensation;

•	The caption “Description of Securities” contains a detailed description of the rights and preferences of the Series B Preferred Stock;

•
The “Subsequent Event” footnote also contains a detailed description of the agreements associated with the financing as well as a table that shows the anti-dilution adjustments made to warrants existing prior to the financing as a result of the Series B Preferred Stock financing.

The Certificate of Designations of the Series B Preferred Stock, agreements with selling stockholders and the placement agent agreement entered into in connection with the sale of Series B Preferred Stock are listed as exhibits 3.2, 10.22, 10.23, 10.24, 10.25 and 10.27 in the current registration statement. All such exhibits are incorporated by reference from the Company’s Form 10-QSB filed on May 8, 2007.

As discussed in our response to Comment 6, Rodman & Renshaw LLC acted as co-placement agent in connection with the Company’s 2006 private placement of securities. Rodman & Renshaw LLC also provides research coverage on the Company and is a market maker in the Company’s common stock. The registration statement has been amended to include this disclosure under the sub caption “Relationships with the Selling Stockholders”. Other than these relationships, there were no previous relationships with any of the other selling stockholders.

The method by which the number of registered shares was determined

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response

The total number of shares that the Company is seeking to register is 23,400,000. This total consists of:

•	15,000,000 shares of common stock to be obtained upon conversion of the Series B Preferred Stock. This is based on a conversion price of $1.00 and gross proceeds of $15,000,000;

•
7,500,000 shares of common stock to be obtained upon exercise of five-year common stock purchase warrants with an exercise price of $1.25 per share that were issued to investors in the private placement;

•
900,000 shares of common stock to be obtained upon the exercise of five-year common stock purchase warrants with an exercise price of $1.25 per share that were issued as partial compensation for services to placement agents.

This information is described under the sub caption “The Offering - Securities Offered”.

The conversion price of the Series B Preferred Stock and the exercise price of the warrants are subject to adjustment only for stock dividends, stock splits or similar capital reorganizations. Therefore, we did not register for resale more shares than are currently issuable upon conversion or exercise of these securities.

The number of shares in the Selling Stockholder table also totals 23,400,000. This number agrees to the tabular summary included in the calculation of the registration fee.

Information regarding institutional shareholders

11.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response

The table under the sub caption “Voting and Investment Control” sets forth the selling stockholders that are entities and the names of individuals having voting and investment control over the securities held by these entities.

If you have any questions concerning this filing, it is requested that you contact Paul Bork at (617) 832-1113, or in his absence, Amanda Kirouac at (617) 832-3091.

Sincerely,

Novelos Therapeutics, Inc.

By: /s/ Harry S. Palmin
Harry S. Palmin
President and Chief Executive Officer